SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                For the Period  April 1, 2000 to June 30, 2000



                         SPECTRUM SIGNAL PROCESSING INC.
               (Translation of the Registrant's Name Into English)

               One Spectrum Court, 2700 Production Way, Suite 200,
                         Burnaby, B.C., Canada, V5A 4X1
                    (Address of Principal Corporate Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F:



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F:

                      Form 20-F [x]        Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes [ ]        No [x]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

                         SPECTRUM SIGNAL PROCESSING INC.

                      FOR THE QUARTER ENDED JUNE 30, 2000
                                            PART I. FINANCIAL INFORMATION


         The Company hereby incorporates by reference the contents of this Report on Form 6-K into its registration statement on Form F-3 (File No. 333-58115).

ITEM 1. FINANCIAL STATEMENTS

                        SPECTRUM SIGNAL PROCESSING, INC.
                           CONSOLIDATED BALANCE SHEETS
                (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS,
            EXCEPT SHARE AMOUNTS) PREPARED IN ACCORDANCE WITH UNITED
                 STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                                                                                        December 31,      June 30,
         ASSETS                                                                             1999            2000
--------------------------------------------------------------------------- --------- ----------------- --------------
                                                                                         (Audited)       (Unaudited)
         Current assets
                  Cash and cash equivalents                                            $   1,422        $       208
                  Accounts receivable                                                      6,461            6,762
                  Inventories                                                              2,402            3,417
                  Prepaid expenses                                                            69              176
--------------------------------------------------------------------------- --------- ----------------- --------------
                                                                                          10,354           10,563

         Property and equipment                                                            2,545            2,780
         Other assets                                                                      3,669            2,805
--------------------------------------------------------------------------- --------- ----------------- --------------
                                                                                       $  16,568        $  16,148
=========================================================================== ========= ================= ==============
         LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------- --------- ----------------- --------------

         Current liabilities
                  Bank indebtedness                                                    $       -        $    1,984
                  Accounts payable                                                         3,319            2,553
                  Accrued liabilities                                                      1,618            2,113
                  Current portion of long-term debt                                           73                -
--------------------------------------------------------------------------- --------- ----------------- --------------
                                                                                           5,010            6,650

         Deferred income taxes                                                                89               34

         Stockholders' equity
         Share capital
                  Authorized:  50,000,000 common shares, no par value
                  Issued:  10,539,041 (1999 - 10,395,204)
                  Outstanding:  10,305,741 (1999 - 10,161,904)                            16,374           16,891
         Warrants                                                                            140                -
         Additional paid-in capital                                                           76              216
         Treasury stock, at cost, 233,300 shares (1999 - 233,300)                         (1,232)          (1,232)
         Deficit                                                                          (2,513)          (4,828)
         Accumulated other comprehensive income
                  Cumulative translation adjustments                                      (1,376)          (1,583)
--------------------------------------------------------------------------- --------- ----------------- --------------
                                                                                          11,469            9,464
--------------------------------------------------------------------------- --------- ----------------- --------------
                                                                                      $   16,568        $  16,148
=========================================================================== ========= ================= ==============

                        SPECTRUM SIGNAL PROCESSING, INC.
      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
            (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT
          PER SHARE AMOUNTS) PREPARED IN ACCORDANCE WITH UNITED STATES
                    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


                                                3 months ended June 30,               6 months ended June 30,
                                                       1999               2000             1999             2000
----------------------------------------------- -------------------- ---------------- ---------------- ---------------
                                                    (Unaudited)        (Unaudited)      (UnAudited)     (Unaudited)
Sales                                                $ 7,801             $ 7,311         $ 13,439          $ 11,472
Cost of sales                                          3,518               2,904            5,683             4,574
----------------------------------------------- -------------------- ---------------- ---------------- ---------------
                                                       4,283               4,407            7,756             6,898

Expenses
         Administrative                                  875               1,137            1,801             2,393
         Sales and marketing                           1,626               1,597            3,082             2,914
         Research and development                        913               1,816            1,745             3,309
         Amortization                                    378                 347              737               713
----------------------------------------------- -------------------- ---------------- ---------------- ---------------
                                                       3,792               4,897            7,365             9,329
----------------------------------------------- -------------------- ---------------- ---------------- ---------------

Earnings (loss) from operations                          491                (490)             391            (2,431)

Other
         Interest expense and bank charges               (45)                (13)             (90)              (14)
         Other income                                     22                   5               78                13
----------------------------------------------- -------------------- ---------------- ---------------- ---------------
                                                         (23)                 (8)             (12)               (1)

Earnings (loss) before income taxes                      468                (498)             379            (2,432)

Income tax expense (recovery)                            135                  62              202              (117)
----------------------------------------------- -------------------- ---------------- ---------------- ---------------

----------------------------------------------- -------------------- ---------------- ---------------- ---------------
Net earnings (loss)                                      333                (560)             177            (2,315)
----------------------------------------------- -------------------- ---------------- ---------------- ---------------

Deficit, beginning of period                          (1,827)             (4,268)          (1,671)           (2,513)

----------------------------------------------- -------------------- ---------------- ---------------- ---------------
Deficit, end of period                              $ (1,494)           $ (4,828)        $ (1,494)         $ (4,828)
=============================================== ==================== ================ ================ ===============

Earnings (loss) per share
         Basic                                        $ 0.03             $ (0.05)          $ 0.02           $ (0.23)
         Diluted                                      $ 0.03             $ (0.05)          $ 0.02           $ (0.23)

EBITDA                                               $ 1,084                $ 59          $ 1,502          $ (1,312)

EBITDA per share
         Basic                                        $ 0.11              $ 0.01           $ 0.15           $ (0.13)
         Diluted                                      $ 0.11              $ 0.01           $ 0.15           $ (0.13)

Weighted average shares (in thousands)
         Basic                                        10,036              10,285            10,036           10,241
         Diluted                                      10,170              10,285            10,170           10,241
         Diluted (EBITDA)                             10,170              10,589            10,170           10,241

                        SPECTRUM SIGNAL PROCESSING, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (EXPRESSED IN THOUSANDS OF UNITED STATES
          DOLLARS) PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY
                         ACCEPTED ACCOUNTING PRINCIPLES


                                                              3 months ended June 30,          6 months ended June 30,
                                                                1999          2000                1999           2000
----------------------------------------------------------- ------------- -------------- --- --------------- -------------
                                                            (Unaudited)    (Unaudited)        (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net earnings (loss) from operations                     $       333      $   (560)        $      177    $ (2,315)

     Adjustments to reconcile net earnings (loss) to net
      cash provided by operating activities
         Amortization                                                593           549              1,111       1,119
         Deferred income taxes                                       154           (42)               221         (39)
         Changes in operating assets and liabilities
           Accounts receivable                                    (3,240)       (3,400)            (1,495)       (460)
           Inventories                                             1,840            69              1,797      (1,080)
           Prepaid expenses                                          (10)            1                 (1)       (109)
           Accounts payable                                         (648)          (82)            (2,408)       (701)
           Accrued liabilities                                       101           377                106         541
----------------------------------------------------------- ------------- -------------- --- --------------- -------------
Net cash used in operating activities                               (877)       (3,088)              (492)     (3,044)
----------------------------------------------------------- ------------- -------------- --- --------------- -------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment                               (118)         (315)              (203)       (637)
----------------------------------------------------------- ------------- -------------- --- --------------- -------------
Net cash used in investing activities                               (118)         (315)              (203)       (637)
----------------------------------------------------------- ------------- -------------- --- --------------- -------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Increase in bank indebtedness                                       -         1,997                763       1,997
   Repayment of bank indebtedness                                   (370)            -               (370)          -
   Issue of shares from share options                                  -           130                  -         518
   Repayment of long-term debt                                       (25)          (72)               (48)        (72)
----------------------------------------------------------- ------------- -------------- --- --------------- -------------
Net cash provided by (used in) financing activities                 (395)        2,055                345       2,443
----------------------------------------------------------- ------------- -------------- --- --------------- -------------

Effect of foreign currency exchange rates on cash
    and cash equivalents                                              25            29                 24          24
----------------------------------------------------------- ------------- -------------- --- --------------- -------------
Net decrease in cash and cash equivalents during the              (1,365)       (1,319)              (326)     (1,214)
period
Cash and cash equivalents, beginning of period                     2,732         1,527              1,693       1,422
----------------------------------------------------------- ------------- -------------- --- --------------- -------------
Cash and cash equivalents, end of period                     $     1,367      $    208        $     1,367       $ 208
----------------------------------------------------------- ------------- -------------- --- --------------- -------------

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         WHEN USED IN THIS REPORT, THE WORDS "BELIEVES", "ANTICIPATES", "EXPECTS", AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. IN ADDITION TO QUARTERLY FLUCTUATIONS, THE COMPANY'S OPERATING RESULTS ARE AFFECTED BY A WIDE VARIETY OF OTHER FACTORS THAT COULD MATERIALLY AND ADVERSELY AFFECT ACTUAL RESULTS, INCLUDING: GENERAL ECONOMIC CONDITIONS; DEPENDENCE ON SIGNIFICANT CUSTOMERS, SUPPLIERS AND LICENSES; SUCCESS OF AND REQUIREMENTS OF ORIGINAL EQUIPMENT MANUFACTURERS; REVENUES FROM DEVELOPMENT CONTRACTS; RAPID CHANGES IN TECHNOLOGY; COMPETITION; ABILITY TO MANAGE GROWTH AND INTEGRATE ACQUISITIONS; ACTIONS BY GOVERNMENTAL AUTHORITIES; AND FOREIGN CURRENCY AND EXCHANGE RATE FLUCTUATIONS. AS A RESULT OF THESE AND OTHER FACTORS, THE COMPANY MAY EXPERIENCE MATERIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS ON A QUARTERLY OR ANNUAL BASIS WHICH COULD MATERIALLY AND ADVERSELY AFFECT ITS BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS AND STOCK PRICE. FURTHERMORE, THIS DOCUMENT AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE BUSINESS OF THE COMPANY. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE MENTIONED ABOVE, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THESE FORWARD-LOOKING STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. AN INVESTMENT IN THE COMPANY INVOLVES VARIOUS RISKS, INCLUDING THOSE MENTIONED ABOVE AND THOSE THAT ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS. ALL FINANCIAL INFORMATION IN THIS FORM IS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE NOTED.

GENERAL

         The Company was founded in 1987 to manufacture and market digital signal processing products for the North American military/aerospace and commercial markets. Beginning in January 2000, the Company began focusing its sales, marketing and development resources on three business units: Network Solutions, Wireless Systems and Sensor Systems.

         The Company devotes significant resources toward product development and related research and development activities. The Company also enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund the related product development. The Company first derived revenues from development contract fees in 1994. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

         The Company publishes its financial statements in United States dollars ("US$") and prepares all such statements in accordance with United States generally accepted accounting principles.

         The following table expresses the Company's unaudited Consolidated Statements of Operations as a percentage of net sales:

                                                            3 months ended June 30,          6 months ended June 30,
                                                               1999          2000               1999          2000
----------------------------------------------------------- ------------ ------------ ------ ------------ ------------
Sales                                                         100.0%        100.0%             100.0%        100.0%
Cost of sales                                                  45.1%         39.7%              42.3%         39.9%
----------------------------------------------------------- ------------ ------------ ------ ------------ ------------
Gross profit                                                   54.9%         60.3%              57.7%         60.1%

Expenses
   Administrative                                              11.3%         15.7%              13.4%         20.9%
   Sales and marketing                                         20.8%         21.8%              22.9%         25.4%
   Research and development                                    11.7%         24.8%              13.0%         28.8%
   Amortization                                                 4.8%          4.7%               5.5%          6.2%
----------------------------------------------------------- ------------ ------------ ------ ------------ ------------
                                                               48.6%         67.0%              54.8%         81.3%
----------------------------------------------------------- ------------ ------------ ------ ------------ ------------
Earnings (loss) from operations                                 6.3%         -6.7%               2.9%        -21.2%

Other
   Interest income (expense) and bank charges                  -0.6%         -0.2%              -0.7%         -0.1%
   Other income (expense)                                       0.3%          0.1%               0.6%          0.1%
----------------------------------------------------------- ------------ ------------ ------ ------------ ------------

Earnings (loss) before income taxes                             6.0%         -6.8%               2.8%        -21.2%

Income tax expense (recovery)                                   1.7%          0.9%               1.5%         -1.0%
----------------------------------------------------------- ------------ ------------ ------ ------------ ------------

----------------------------------------------------------- ------------ ------------ ------ ------------ ------------
Net earnings (loss) for the period                              4.3%         -7.7%               1.3%        -20.2%
----------------------------------------------------------- ------------ ------------ ------ ------------ ------------

RECENT DEVELOPMENTS

         In August 2000, the Company entered into an agreement providing for the private offering in Canada of special warrants for aggregate gross proceeds to the Company of approximately $5.1 million. The special warrants are exercisable without the payment of further consideration for an aggregate of 1,764,705 common shares plus warrants to purchase an additional 1,764,705 common shares at $3.20 per common share exercisable until March 12, 2002. If these warrants are fully exercised, it will result in an aggregate of 3,529,410 common shares being issued. In addition, the underwriter working with the Company in connection with the offering received an additional agent's warrant for an aggregate of 117,853 common shares at $2.86 per share, exercisable at any time up to six months following the clearance of a prospectus in Canada relating to the private offering. The payment of the proceeds from the offering to the Company is contingent on the clearance of a prospectus covering the offering with Canadian Securities Commissions by January 10, 2001, as well as approval by relevant regulatory authorities.

         In order to ensure compliance with applicable Nasdaq listing rules, the proceeds payable to the Company are being held in escrow until such time as the Company's shareholders approve the transaction. If the shareholders fail to approve the transaction, the Company has agreed with the underwriter that it will issue a maximum of 1,985,890 common shares and warrant shares in the aggregate, rather than the full 3,529,410 shares described above, plus the agent's warrant exercisable for 66,312 common shares. This would reduce the initially available gross proceeds available to the Company to approximately $2.9 million.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 1999

         SALES. Sales in the quarter ended June 30, 2000 were $7,311,000, a decrease of $490,000, or 6.3%, compared to sales in the quarter ended June 30, 1999. Included in second quarter sales for 2000 were revenues from the Company's internally developed Texas Instruments-based products of $3,355,000, or 45.9% of sales for the quarter, compared to $3,259,000, or 41.8% of sales for the second quarter of 1999. Also included in sales for the second quarter of 2000 were revenues from the Company's Analog Devices-based products of $1,813,000, or 24.8% of sales, compared to $2,404,000, or 30.8% of sales for the second quarter of 1999. Also included in sales for the second quarter of 2000 were revenues from sales of products produced by or manufactured under license from Blue Wave Systems Inc. of $75,000, or 1.0% of sales, compared to $435,000, or 5.6% of sales for second quarter of 1999. Included in second quarter sales for 2000 were development contract fees of $225,000, or 3.1% of sales for the quarter, compared to development contract fees of $142,000, or 1.8% of sales for the second quarter of 1999. The decline in the Company's sales for the second quarter of 2000 compared to sales for the second quarter of 1999 was attributable primarily to ordinary course fluctuations in the timing and value of orders.

         GROSS PROFIT. Gross profit increased to $4,407,000 for the second quarter of 2000 from $4,283,000 for the second quarter of 1999, an increase of 2.9%. Gross margin (profit as a percentage of sales) increased to 60.3% for the second quarter of 2000 from 54.9% for the second quarter of 1999. The lower gross margin in 1999 was due primarily to scrap and obsolescence provisions recorded against certain legacy inventory. The Company's historical gross margin has also varied by quarter due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs.

         ADMINISTRATIVE, SALES AND MARKETING. Administrative, sales and marketing ("AS&M") expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for the second quarter of 2000 were $2,734,000, or 37.5% of sales for the period, compared to $2,501,000, or 32.1% of sales for the second quarter of 1999. AS&M expenses were higher for the second quarter of 2000 due to increased facilities-related expenses associated with the Company's move to new premises, which occurred in July 1999, as well as increased AS&M staff levels. As a percentage of sales, AS&M expenses increased in the second quarter of 2000 due to lower sales for the quarter without any corresponding decrease in AS&M expenses.

         AMORTIZATION. Amortization consists of the depreciation of the Company's fixed assets and amortization of goodwill and other intangibles. Amortization expense for the second quarter of 2000 was $347,000, a decrease of $31,000, or 8.2% over the second quarter of 1999.

         RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. R&D expenses were $1,816,000 for the second quarter of 2000, or 24.8% of sales for the quarter, compared to $913,000, or 11.7% of sales for the second quarter of 1999. The expenses in the second quarter of 2000 consisted primarily of costs associated with new product developments undertaken by the Company including both Texas Instruments-based and Analog Devices-based products. The increase in R&D expenditures results from increased prototype development activity in the second quarter of 2000 and the addition of the Company's Network Solutions research and development team.

         OTHER INCOME(EXPENSE). Other income(expense) consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an expense of $8,000 for the second quarter of 2000 compared to an expense of $23,000 for the second quarter of 1999.

         INCOME TAXES. The Company's income tax expense for the second quarter of 2000 was $62,000 compared to income tax of $135,000 for the second quarter of 1999.

         NET INCOME(LOSS). The Company had a net loss for the second quarter of 2000 of $560,000 compared to a net income of $333,000 for the second quarter of 1999. The Company's loss per share (basic) for the second quarter of 2000 was $0.05 compared to earnings per share (basic) of $0.03 for the second quarter of 1999.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1999

         SALES. Sales in the six months ended June 30, 2000 were $11,472,000, a decrease of $1,967,000, or 14.6%, compared to sales for the six months ended June 30, 1999. Included in sales for the period were revenues from the Company's internally developed Texas Instruments-based products of $5,200,000, or 45.3% of sales for the period, compared to $5,935,000, or 44.2% of sales for the six months ended June 30, 1999. Also included in sales for the six months ended June 30, 2999 were revenues from the Company's Analog Devices-based products of $3,127,000, or 27.3% of sales, compared to $3,016,000, or 22.4% of sales for the six months ended June 30, 1999. Also included in sales for the six months ended June 30, 2000 were revenues from sales of products produced by or manufactured under license from Blue Wave Systems Inc. of $81,000, or 0.7% of sales, compared to $1,320,000, or 9.8% of sales for six months ended June 30, 1999. Included in sales for the six months ended June 30, 2000 were development contract fees of $272,000, or 2.4% of sales for the period, compared to development contract fees of $433,000, or 3.2% of sales for the six months ended June 30, 1999. The decline in the Company's sales for the six months ended June 30, 2000 compared to sales for the six months ended June 30, 1999 was attributable primarily to ordinary course fluctuations in the timing and value of orders.

         GROSS PROFIT. Gross profit decreased to $6,898,000 for the six months ended June 30, 2000 from $7,756,000 for the six months ended June 30, 1999, a decrease of 11.1%. Gross margin (profit as a percentage of sales) increased to 60.1% for the six months ended June 30, 2000 from 57.7% for the six months ended June 30, 1999. The lower gross margin in 1999 was due primarily to scrap and obsolescence provisions recorded against certain legacy inventory. The Company's historical gross margin has also varied by quarter due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs.

         ADMINISTRATIVE, SALES AND MARKETING. AS&M expenses for the six months ended June 30, 2000 were $5,307,000, or 46.3% of sales for the period, compared to $4,883,000, or 36.3% of sales for the six months ended June 30, 1999. AS&M expenses were higher for the six months ended June 30, 2000 due to increased facilities-related expenses associated with the Company's move to new premises in July 1999, as well as increased AS&M staff levels. As a percentage of sales, AS&M expenses increased in the six months ended June 30, 2000 due to lower sales for the period without any corresponding decrease in AS&M expenses.

         AMORTIZATION. Amortization expense for the six months ended June 30, 2000 was $713,000, a decrease of $24,000, or 3.3% over the six months ended June 30, 1999.

         RESEARCH AND DEVELOPMENT. R&D expenses were $3,309,000 for the six months ended June 30, 2000, or 28.8% of sales for the period, compared to $1,745,000, or 13.0% of sales for the six months ended June 30, 1999. The expenses in the six months ended June 30, 2000 consisted primarily of costs associated with new product developments undertaken by the Company including both Texas Instruments-based and Analog Devices-based products. The increase in R&D expenditures results from increased prototype development activity in the six months ended June 30, 2000 and the addition of the Company's Network Solutions research and development team.

         OTHER INCOME(EXPENSE). Other income(expense) consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an expense of $1,000 for the six months ended June 30, 2000 compared to an expense of $12,000 for the six months ended June 30, 1999.

         INCOME TAXES. The Company's income tax recovery for the six months ended June 30, 2000 was $117,000 compared to income tax expense of $202,000 for the six months ended June 30, 1999.

         NET INCOME(LOSS). The Company had a net loss for the six months ended June 30, 2000 of $2,315,000, compared to a net income of $177,000 for the six months ended June 30, 1999. The Company's loss per share (basic) for the six months ended June 30, 2000 was $0.23, compared to earnings per share (basic) of $0.02 for the six months ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit and from funds generated by sale of its equity securities.

         The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn$5,000,000 (approximately US$3,380,000) operating line of credit (the "Line of Credit"). The Company's US dollar borrowing capacity under its Canadian dollar-denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The Line of Credit agreement requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in compliance with the terms of the Line of Credit. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. The Company's net borrowings under the Line of Credit as of June 30, 2000 were $1,984,000.

         At June 30, 2000 the Company's net cash deficit was $1,776,000 compared to a net cash surplus of $1,422,000 at December 31, 1999. Net cash used in operations, financing and investments was $1,214,000 and $271,000 in the six months ended June 30, 2000 and year ended December 31, 1999 respectively.

         Accounts receivable, net at June 30, 2000 and December 31, 1999 was $6,762,000 and $6,461,000 respectively. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $637,000 during the six months ended June 30, 2000 relating primarily to the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada ("TPC") an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $4.26 million (Cdn$6.3 million) through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a repayable investment, with repayment beginning no earlier than 2001, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7.7 million (Cdn$11.4 million) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7.7 million (Cdn$11.4 million) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company in connection with its investment.

         The Company believes that cash generated from operations and borrowings available under the Line of Credit, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

CHARGES RELATED TO ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

         During 1997 and 1998, the Company completed two acquisitions, some of the assets of which included in-process research and development. The Company regarded its acquisition of 3L Limited as an opportunity to provide more complete DSP software solutions. The Company regarded its acquisition of Alex Computer as an opportunity to expand its product offerings to include products based on the Analog Devices ("AD") processor. The acquisitions of 3L Limited and Alex Computer were accounted for using the purchase method of accounting. A portion of the purchase price for each acquisition was allocated to in-process research and development, which resulted in a charge of approximately $872,000 related to the 3L Limited acquisition in 1997 and a charge of $2,640,000 related to the Alex Computer acquisition in 1998.

         The efforts required to develop the acquired in-process research and development into commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the products can meet their design requirements, including function, features and technical performance requirements.

         The Company based its determination of the acquired in-process research and development allocation on recently issued guidance by the Securities and Exchange Commission and considered such factors as degree of completion, technological and market uncertainties, costs incurred and projected costs to complete. Other than one 3L Limited project discontinued due to poor market conditions, acquired in-process research and development projects continue to progress, in all material respects, consistent with management's original assumptions used to value the acquired in-process research and development.

         ALEX COMPUTER SYSTEMS, INC.
         The acquired in-process research and development was valued using a cash flow model, under which projected income and expenses attributable to the purchased research and development were identified and discounted to arrive at a present value. Cash flows related to the acquisition of Alex Computer were discounted using discount rates ranging from 21% to 28% depending on risks, probabilities and uncertainties, including inherent technical, market acceptance and other risks. The Company assumed revenues would occur evenly throughout each relevant period. and assumed direct overhead costs as percentage of revenues of 15% for 1999, 14% for 2000 and 14% for 2001.

         As of the acquisition date, Alex Computer was conducting significant in-process research and development into five new software and hardware projects to which a portion of the Alex Computer purchase price was allocated. At the date of acquisition, these projects had not reached technological feasibility and had no alternative future uses. The five in-process research and development projects included:

         RUGGED IMPEDANCE CABLES - an inter-processor connect scheme designed to significantly increase the distance over which high bandwidth signals may be reliably transmitted. At the time of the acquisition, Alex Computer was in the design/testing stage of completion. The Company estimated the fair value of the IPR&D at $60,000 and the cost of completion at $5,000. The project was completed in July 1998. At the time of the acquisition, the Company regarded technical feasibility as the principal risk relating to the project.

         HAMMERHEAD DEVELOPMENT SYSTEM - a development platform for GENERATION TWO-based systems, an AD processor offering an improvement in performance to then-existing technologies. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the IPR&D had nominal value and the cost of completion at $380,000. The Company expects to complete the project in 2000. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks relating to the project.

         HAMMERHEAD VME, PCI, CPCI BOARDS AND PMC MODULES - circuit board architectures built around AD's GENERATION TWO processor. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $1,570,000 and the cost of completion at $705,000. Company expects to complete the project in 2000. At the time of the acquisition, the Company regarded technical feasibility, accurately estimating future costs and market acceptance as the principal risks relating to the project.

         APEX SOFTWARE - a comprehensive programming environment that simplifies the development of user parallel applications while retaining efficient, optimized code. At the time of the acquisition, Alex Computer was at the design stage of completion. The Company estimated the fair value of the IPR&D at $590,000 and the cost of completion at $120,000. The project was completed in 1998. At the time of the acquisition, the Company regarded technical feasibility as the principal risk relating to the project.

         APEX TRACE SOFTWARE - a visualization tool to provide developers with accurate non-intrusive timings of system operation and multiple processor interaction. At the time of the acquisition, Alex Computer was at the design/testing stage of completion. The Company estimated the fair value of the IPR&D at $430,000 and the cost of completion at $140,000. The project was completed in 1998. At the time of the acquisition, the Company regarded technical feasibility and accurately estimating future costs as the principal risks relating to the project.

         3L LIMITED

         The acquired in-process research and development was valued using a cash flow model, under which projected income and expenses attributable to the purchased research and development were identified and discounted to arrive at a present value. Cash flows related to the acquisition of 3L Limited were discounted using a 20% discount rate for risks, probabilities and uncertainties, including inherent technical, market acceptance and other risks. The Company assumed revenues would occur evenly throughout each relevant period and assumed direct overhead costs as percentage of revenues of 15% for each of 1998, 1999 and 2000.

         As of the acquisition date, 3L Limited was conducting significant in-process research and development into two significant new software products to which a portion of the 3L Limited purchase price was allocated. At the date of acquisition, these projects had not reached technological feasibility and had no alternative futures. Descriptions of the in-process research and development projects are as follows:

         SHARC PARALLEL C SOFTWARE - a programming environment for the SHARC processor which simplifies the development of user parallel applications while retaining efficient, optimized code. At the time of the acquisition, 3L Limited was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $525,000 and the cost of completion at $95,000. The project was completed in 1998. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks related to the project.

         C4X 3.0 PARALLEL C - a multi-processor upgrade to the C compiler tools for Texas Instruments' C4x processor. At the time of the acquisition, 3L was at the design stage of completion. The Company estimated the fair value of the IPR&D at $347,000 and the cost of completion at $85,000. The project was discontinued in December 1997 due to poor market conditions. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks related to the project.

         The company divested itself of the acquired in-process research and development related to 3L Limited in a transaction which became effective April 30, 2000.

INFLATION, FOREIGN CURRENCY FLUCTUATIONS AND HEDGING

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically have maturities of no greater than one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

PART II.  OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

None


ITEM 2. CHANGES IN SECURITIES

None


ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Not Applicable

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         The Annual Meeting of Stockholders of Spectrum Signal Processing, Inc. was held on May 18, 2000 for the purposes of (1) electing directors of the Company, (2) approving the auditors remuneration, (3) approving the number of directors, (4) approving changes to the Company's employee stock option plan, and (5) ratifying the appointment of KPMG, LLP as the Company's independent auditors for the 2000 fiscal year.

         All nominees for directors were elected; all other matters were approved. The voting on each matter is set forth below:

         (1)  Election of the Directors of the Company.

       Nominee:             In Favor         Against         Withheld         Abstain         Not Voted

Ken Spencer                7,990,144         196,794           2,550           100,297            0
John E. Brennan            8,015,457         187,364           9,107           77,857             0
Samuel Znaimer             7,996,914         220,514           2,550           69,807             0
Pascal Spothelfer          8,086,507         132,436            50             70,792             0
Andrew Harries             7,945,795         243,966           9,107           90,917             0

         (2)  Proposal to authorize the Directors of the Company to fix the remuneration to be paid to the auditor.

                         In Favor        Against           Withheld        Abstain          Not Voted
                          8,093,258      136,255           0                60,272          0

         (3)  Proposal to approve the number of Directors at seven.

                         In Favor        Against           Withheld        Abstain          Not Voted
                          8,121,299      123,724           0                44,762          0

         (4) Proposal to approve the amendment of the Company's formal stock option plan by increasing the number of shares issuable under the plan by 2,500,000 to permit the grant to Directors and employees of incentive stock options.

     In Favor        Against        Withheld       Abstain         Not Voted
      1,849,919      567,444        0               53,472         5,818,950*

         (5) Proposal to ratify the appointment of KPMG, LLP as the Company's independent auditor for the 1999 fiscal year.

       In Favor        Against       Withheld       Abstain         Not Voted
       8,116,174       108,214       100             65,297         0

* Shares cast in favor of proposal pursuant to terms of proxy.

ITEM 5. OTHER INFORMATION

Not Applicable

ITEM 6. EXHIBITS AND REPORTS

          Exhibit 27.  Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Spectrum Signal Processing Inc.

    Date:  September 18, 2000      By: /s/ Martin C. McConnell
                                       -----------------------------------
                                       Name:    Martin C. McConnell
                                       Title:   Vice President of Finance, Chief
                                                Financial Officer and Secretary